Exhibit 99.1

Equinor ASA: Ex. dividend third quarter 2025 today - NYSE

The shares in Equinor ASA (OSE: EQNR; NYSE: EQNR) will as from today be traded on the New York Stock Exchange exclusive the third quarter 2025 cash dividend as detailed below.

Ex. date: 17 February 2026

Dividend amount: 0.37

Announced currency: USD

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.